UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2024 ( November 12, 2024)

Mars Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41619	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Americas Tower, 1177 Avenue of The Americas, Suite 5100 New York, NY	10036
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (888)-667-6277

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share, par value $0.000125, and one right entitling the holder to receive 2/10 of an ordinary share	MARXU	The Nasdaq Stock Market LLC
Ordinary Shares, $0.000125 par value	MARX	The Nasdaq Stock Market LLC
Rights to receive two-tenths (2/10) of one ordinary share	MARXR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

On September 5, 2023, Mars Acquisition Corp. (“Mars”), a Cayman Island exempted company, entered into a Business Combination Agreement ( “Business Combination Agreement”) with ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (“ScanTech” or the “Company”), and Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective (the “Seller Representative”). The transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination.” Any capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement, as amended from time to time.

Under the Business Combination Agreement, either ScanTech or Mars had the right to terminate the Business Combination Agreement if the Business Combination had not been consummated by January 31, 2024 (the “Outside Date”).

On December 19, 2023, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 1 to the Business Combination Agreement to extend the Outside Date to May 15, 2024 (the “First Extension”).

On April 17, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 3 to the Business Combination Agreement to extend the Outside Date for a second time to September 30, 2024 (the “Second Extension”).

On September 30, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 4 to the Business Combination Agreement to further extend the Outside Date to November 15, 2024 (the “Third Extension”).

In order to facilitate the completion of the Business Combination, on November 12, 2024, Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech, and Seller Representative entered into Amendment No. 5 to the Business Combination Agreement to extend the Outside Date for a second time to December 23, 2024 (the “Fourth Extension”).

No other changes were made to the Business Combination Agreement.

A copy of the Fourth Extension is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment No. 5 to the Business Combination Agreement is qualified in its entirety by reference thereto.

Amendment No. 2 to Prepaid Forward Purchase Agreement

On September 4, 2023, Mars entered into a Prepaid Forward Purchase Agreement (“FPA”) with ScanTech, Pubco and RiverNorth SPAC Arbitrage Fund, L.P. (“RiverNorth”), pursuant to which RiverNorth agreed, among other things, to purchase Ordinary Shares in the open market for no more than the pro rata portion of the cash and interest earned in the trust account (“Redemption Price”).

On September 30, 2024, Amendment No. 1 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to November 16, 2024.

On November 12, 2024, Amendment No. 2 to the Prepaid Forward Purchase Agreement was executed, extending the termination date of the FPA to December 23, 2024.

No other changes were made to the FPA.

The foregoing description of the Amendment No. 2 to the Prepaid Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment No. 2 to the Prepaid Forward Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01.	Other Events

Nasdaq notified Mars an extension until February 13, 2025, to regain compliance with the listing rules, aligning with Mars’ 36-month expiry date under IM-5101-2(b).

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description
2.1	Amendment No. 5 to the Business Combination Agreement, dated as of November 12, 2024, by and among Mars Acquisition Corp., ScanTech AI Systems Inc., Mars Merger Sub I Corp., Mars Merger Sub II LLC, ScanTech Identification Beam Systems, LLC, and Dolan Falconer, as Seller Representative
10.1	Amendment No. 2 to Prepaid Forward Purchase Agreement, dated as of November 12, 2024, by and among Mars Acquisition Corp., ScanTech AI Systems Inc., ScanTech Identification Beam Systems, LLC, and RiverNorth SPAC Arbitrage Fund, L.P.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	Mars Acquisition Corp.

	By:	/s/ Karl Brenza
	Name:	Karl Brenza
	Title:	Chief Executive Officer